Filed by Legacy Reserves LP

(Commission File No. 1-33249)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Legacy Reserves LP

(Commission File No. 1-33249)

Operator

Good afternoon, everyone and welcome to the Legacy Reserves LP Conference Call. All participants will be in a listen-only mode. [Operator Instructions] After today’s presentation, there will be an opportunity to ask questions. [Operator Instructions]

Please also note, today’s event is being recorded. At this time, I’d like to turn the conference call over to Dan Westcott, Legacy’s President and Chief Financial Officer. Sir, please go ahead.

James Daniel Westcott

Thank you. Good afternoon. We appreciate everybody dialing in to Legacy’s conference call where we will discuss the transaction announced earlier this morning. In connection with the proposed transaction, we have filed an 8-K with the SEC, and we’ll also be filing a registration statement on Form S-4, including a preliminary prospectus regarding the proposed transaction. The prospectus, when filed, and other documents filed by Legacy with the SEC may be obtained at our website at www.legacylp.com.

We’d also like to remind you that during the course of this call, Legacy management will make certain statements that will be forward- looking statements as defined by securities laws. These statements reflect our current views with regard to future events and are subject to various risk, uncertainties, and assumptions. Our actual results may differ materially from those discussed.

This afternoon, we’ll be addressing some transaction-related content, and will periodically reference the presentation that we filed this morning on our website under the Investor Relations tab. We encourage you to grab that and follow along.

With that intro, I’d like to turn the call over to Paul Horne, Legacy’s Chairman and Chief Executive Officer. Paul?

Paul T. Horne

Thanks, Dan. I’d like to welcome everyone to this afternoon’s call. We’re incredibly excited to announce the transaction that is the result of a lot of hard work through the downturn, not only by the folks on the corporate side who have been evaluating and executing alternatives to position the company for the transaction, but to all the personnel who have worked tirelessly to sustain our business plan by reducing costs, maintaining our PDP base, opportunistically selling assets, and of course, drilling great horizontal wells in the Permian basin with efficiency.

This morning, we announced our transition away from the MLP structure to a C-Corp, Legacy Reserves Inc., which we’ll refer to as New Legacy during the conference call. Key elements of the transaction include; first, each LP unit of Legacy will be converted to the right to receive one share of New Legacy common stock; second, each 8% Series A and B Preferred Unit will be converted into the right to receive 1.962 and 1.72236 shares of common stock respectively, pursuant to ratios established within Legacy’s partnership agreement when we issued those securities in 2014. All accumulated and unpaid distributions will be discharged and the Preferred Unit will be cancelled; third, all incentive distribution units will automatically be cancelled and will cease to exist; fourth, New Legacy will purchase the General Partner for $3 million in cash; and finally, the General Partner interest of Legacy will remain outstanding indirectly owned by New Legacy.

So, what does all this mean for Legacy and why are we pursuing the transaction? Our industry recently experienced a downturn with severity and duration that very few expected. Since that period of time, the upstream MLP space has been decimated, with 11 of the original 13-member group filing for bankruptcy and/or transitioning to a different underlying business. Such collapse has resulted in a lack of investor confidence to further invest in upstream MLPs. Given our company’s growth ambitions, we will need to access capital and believe investors will be more supportive of our efforts as a corporation.

Secondly, the transaction results in a customary corporate governance structure. As part of the transaction, the members who owned Legacy’s General Partner relinquished their negative control rights, thereby simplifying our governance structure.

Further, new Legacy directors and officers will now be subject to corporate fiduciary duties, both of these benefiting the shareholders. Thirdly, we believe the market for public upstream businesses has shifted towards those who exhibit production and cash flow growth, while maintaining a sensible balance of free cash flow generation.

Within that realm, the Permian Basin companies are certainly a shining star, as that group trades at very attractive multiples due to superior well economics and inventory. Given our concerted efforts over the past few years, we’re proud to stand here today having built the foundation of the technical operations and development teams necessary to develop our substantial Permian resource.

We’ve executed timely financings to provide liquidity and have leveraged our property level expertise to drive down costs, while maintaining a shallow PDP decline. Through these efforts, we have been able to grow oil production and EBITDA at very attractive levels relative to our capital spend.

With these qualities and characteristics, we believe we are no longer best suited in the yield-based upstream MLP universe which appears to be a dying market sector. Instead, we see ourselves as having many similar attributes to these Permian C-Corps, and by executing this transaction and transitioning to a C-Corp, we will further align ourselves with these Permian-focused C-Corps.

Finally, we believe that the C-Corp transition will increase our access to the capital markets, as it opens us up to a larger potential field of investors. There are many funds and investors out there who simply cannot hold units in pass-through entities or are unwilling to deal with the K1s associated with MLPs.

By increasing our access to capital and streamlining our capital structure through exchanging the Preferred, we expect to see a corresponding improvement in our cost of capital. These factors should enhance our ability to fund greater growth efforts and address our liquidity and broader credit profile. As I hope you can tell, we’re excited about this transaction and hope you all can see the benefits as well.

With that, I’ll now turn the call back over to Dan.

James Daniel Westcott

Thanks, Paul. It’s been about a month since we did our last call. So I don’t think we need to walk through a lot of detail regarding our 2017 and expected 2018. That being said, it’s always nice to talk a little about our great accomplishments.

As Paul mentioned, we spent a lot of time building out our technical team during the downturn. In 2017, we grew oil production and EBITDA by 25% and 45% respectively. We also reduced our pro forma total debt-to-EBITDA by 2.1 turns, and as we stated in our last call, anticipate growing 2018 EBITDA by about $100 million to $330 million.

We believe the collective efforts of all departments has transitioned the company to a promising growth story, helping to put in place the key building blocks for an effective transition to a C-Corp and something for which we’re certainly proud.

As we stand here today, and we believe the transaction will provide Legacy’s equityholders an increase in value relative to current market prices of Legacy’s public equity securities. Many upstream C-Corps with Permian growth potential trade at higher EBITDA multiples than Legacy. If Legacy traded at these higher multiples or higher metrics, this would imply a large value uplift relative to current market prices of Legacy’s public securities. I’ll point you to slide 7 and 8 of the investor deck that highlight this very math.

Now let’s turn back a little bit on transaction process. We completed our RBL amendment with our lenders to permit the transaction and received the reaffirmation of our $575 million borrowing base. GSO approved a similar amendment under our term loan.

This morning, we launched a consent solicitation to approve an amendment to our senior notes, and as provided in the press release, Legacy owns more than 50% of the 2021 senior notes and has agreements with holders of more than 50% of the 2020 notes, including Legacy, to vote in favor of such amendments.

After we complete that consent solicitation, we will then file our Form S-4 with the SEC. Once the SEC has completed their review, the board will call a special meeting of unitholders and we will launch a proxy solicitation for the transaction, which will require the approval of the majority of votes cast by our unitholders. Preferred unitholders are not entitled to vote per Legacy’s agreement of limited partnership. Transaction is subject to customary closing conditions and we anticipate closing near the end of Q2 2018.

With that, I’ll now ask the operator to open the line for Q&A.

Q&A Operator

Ladies and gentlemen, at this time, we’ll begin the question-and-answer session. [Operator Instructions]

Paul T. Horne

Since there’s no questions, we thank you for your time today and look forward to talking to you again. Thank you, operator.

Operator

Ladies and gentlemen, that will conclude today’s conference call. We do thank you for joining. You may now disconnect your lines.

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